Exhibit 10

Consent of Michele Della Libera
United States Securities and Exchange Commission
Ladies and Gentlemen:

I, Michele Della Libera, Professional Geoscientist (P.Geo) and member of the Association of Professional Geoscientists of Ontario (APGO) and the Engineers and Geoscientists of British Columbia (EGBC), hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Resources that is of a scientific or technical nature contained therein for the financial year ended December 31, 2022.

Dated this 24th day of February, 2023

Yours truly,

/s/ Michele Della Libera
Name:	Michele Della Libera
P.Geo., member of APGO and EGBC